FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER 333-83166


For the month of March 2003

                               Grohe Holding GmbH
                     Hauptstrasse 137, 58675 Hemer, Germany

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                        Form 20-F /X/   Form 40-F / /

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes / /   No  /X/

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                              Grohe Holding GmbH
                                                                    (Registrant)


21 March 2003                             By: /s/ Peter Korfer-Schun
                                              ----------------------------------
                                          Name:   Peter Korfer-Schun
                                          Title:  Chief Executive Officer


21 March 2003                             By: /s/ Heiner Henke
                                              ----------------------------------
                                          Name:   Heiner Henke
                                          Title:  Principal Accounting Officer

                         SUPPLEMENT DATED 20 MARCH 2003

                                       TO

                CONSENT SOLICITATION STATEMENT DATED 6 MARCH 2003

                               GROHE HOLDING GmbH

          SOLICITATION OF CONSENTS TO INDENTURE AMENDMENTS AND WAIVERS

                     ______________________________________

                          11.5 % Senior Notes Due 2010
  (ISIN XS0142151405 and XS0119612827 and Common Codes 014215140 and 011961282)
                 (euro)200,000,000 principal amount outstanding

                     ______________________________________



With reference to the Consent Solicitation Statement dated 6 March 2003 (the "Statement"), Grohe Holding GmbH hereby amends the terms of the Statement with effect from 5:00 P.M. central European time on 19 March 2003 as follows:



1) The Consent Payments are changed from (euro)60 for each (euro)1,000 principal amount of Notes to (euro)72.50 for each (euro)1,000 principal amount of Notes.



2) The Expiration Time is extended from 5:00 P.M. central European time on 19 March 2003 to 5:00 P.M. central European time on 27 March 2003.



All other terms of the Statement remain unchanged.



Consents given previously remain valid and are subject to the increased consent payment, unless properly revoked. The record date for the consent solicitation continues to be 6 March 2003.



In accordance with normal practice, the Trustee expresses no opinion on the merits of this amendment to the Statement but has authorized it to be stated that it has no objection to this amendment being submitted to the Holders for their consideration.



Capitalized terms used in this supplement but not defined herein have the meanings assigned to them in the Statement.